Exhibit 99.2

The following consulting Agreement between Global Wataire, Inc. (The Company or
(GW) and Ameri-can Equipment Sales & Leasing Inc. or AESL outlines the terms under which Sydney Harland will perform the consulting services for the company. Mr. Harland will be the President & CEO.


     The contract shall be for a term of sixty months (five years) commencing on the 25th day of August 2007.

3.   Compensation:

     a) Fee of $US 220,000 annually, to be invoiced to the Company at the rate of $ 18,333.33 monthly. The Board of Directors will review this fee from time to time.

     b) Sydney Harland will be granted family health and dental benefits of $US15, 000 dollars annually. The Board of Directors will review this fee from time to time.

     c) Entitlement to a bonus of up to 50% of annual fee if and when granted by the Board of Directors subject to the achievement of annual performance criteria as approved by the Board.

     d) You will be entitled to participate in the company's stock option plan when grants are determined by the Board of Directors.

     e) AESL will invoice the company monthly for Mr. Harland's out of pocket expenses such as travel, meals and entertainment and other such expenses related to the execution of his duties, including $1,000 per month as an automobile allowance.

4.   Non competition:


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     The Contract will contain the usual provision prohibiting you from competing with the company for a period of two (2) years from the expiry or termination of your services.

5.   Duties:

     Your duties shall include:

     - Execute the company business plan and implement controls and procedures to insure structured company growth.
     - Identify and perform due diligence of potential merger and acquisitions targets for Board of Directors review. Execute approved transactions as directed and integrate the new businesses into the company business plan
     -    Develop customer relations and awareness of the Company.
     -    Develop and maintain government public relations.
     -    Any other duties as determined by the Board of Directors.

6.   Termination for any reason:

     The Company shall have the right to terminate your contract at any time with a payment of twice the outstanding fee remaining on the term of the contract at the time of termination, plus a cash settlement of $1,000,000. The fee payments will be in the form of cash.

7.   Termination by consultant:

     The consultant shall provide a minimum of two (2) months notice prior to termination of the contract.

Please sign this letter below to indicate your agreement with the above terms.

Yours truly,


Arthur N. Kelly
Chairman of Audit Committee
Global Wataire Inc.

Agreed this 25 day of August 2007.


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Ameri-can Equipment Sales & Leasing Inc.